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                                                               File No. 69-00401

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                          ----------------------------

                              Form U-3A-2 for 2001

                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                UNDER RULE U-2 FROM THE PROVISIONS OF THE PUBLIC
                       UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                       QUESTAR REGULATED SERVICES COMPANY
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

     Questar Regulated Services Company ("Regulated Services" or the "Company") is a Utah corporation with its principal executive office and principal place of business at 180 East 100 South, P.O. Box 45360, Salt Lake City, Utah 84145-0360. It is a wholly owned subsidiary of Questar Corporation ("Questar") which claims an exemption as a holding company under the Public Utility Holding Company Act of 1935 (the "PUHCA"). Regulated Services was created to perform specified administrative services for Questar Gas Company ("Questar Gas") and Questar Pipeline Company ("Questar Pipeline"). Effective January 1, 1997, it owns the outstanding shares of common stock issued by Questar Gas and Questar Pipeline. On December 31, 1996, the Company filed an initial Form U-3A-2 with the Securities and Exchange Commission and has filed Form U-3A-2's on a timely basis since then.
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     Questar Gas is a Utah corporation with the same address noted above for
Regulated Services. It is engaged in the retail distribution of natural gas in the states of Utah, Wyoming, and Idaho. It is a "gas utility company" as that term is defined in the PUHCA. Questar Gas also transports natural gas for industrial users in Utah and Wyoming. Questar Gas's activities in Utah and Wyoming are subject to regulation by the respective Public Service Commissions in those states. Questar Gas has a contract to sell and transport natural gas to one customer in Colorado. This isolated activity is not subject to the jurisdiction of the Colorado Public Utilities Commission. Pursuant to a special contract with the Idaho Public Utilities Commission, Questar Gas's Idaho natural gas service is regulated by the Public Service Commission of Utah. Questar Gas's customers in Idaho are served under the provisions of its Utah tariff.

     During 2001, Questar Gas acquired two small gas distribution companies-Utah Gas Service Company and Wyoming Industrial Gas Company-and immediately merged these companies with it. This acquisition added approximately 10,500 customers in Utah and Wyoming. The acquisitions were approved by the regulatory agencies in Utah and Wyoming.

     Questar Pipeline is a Utah corporation with its principal place of business at the same address noted above. It transports and stores natural gas in interstate commerce in the Rocky Mountain states of Utah, Wyoming, and Colorado. It does not make any sales of natural gas and is not a gas utility company. It has several subsidiaries-Questar Transportation Services Company, Questar Southern Trails Company and Questar TransColorado, Inc. Each subsidiary is incorporated in Utah and conducts operating, pipeline or processing operations.

     As of January 1, 1999, Regulated Services owns a third subsidiary, Questar Energy Services, Inc. ("QES") that does not make any sales of natural gas and is not a gas utility company. QES performs energy management services, appliance financing, and other activities.

                                       2
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     Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company. Employees in Regulated Services perform accounting, human resources, legal, marketing, engineering, and communication services for Questar Gas, Questar Pipeline, and QES.

     2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

     Questar Gas was distributing natural gas to 731,900 sales and transportation customers (defined as active meters) in Utah, southwestern Wyoming, southeastern Idaho, and western Colorado as of year-end 2001. Of these customers, 707,011 were located in Utah, 23,265 were located in southwestern Wyoming, 1,623 were located in southeastern Idaho, and one was located in western Colorado. Questar Gas owns and operates approximately 22,805 miles of street mains, service lines and interconnecting pipelines in its distribution system, including approximately 21,800 miles in its Utah distribution system.

     Under the terms of a settlement agreement among Questar Gas, Wexpro Company ("Wexpro," an affiliate) and various state parties ending several years of litigation, Questar Gas owns the natural gas produced from gas reservoirs that were productive as of August 1, 1981. Most of these productive reservoirs are located in southwestern Wyoming and northwestern Colorado; most of the gas produced from such reservoirs is distributed to Questar Gas's retail natural gas customers. Gas owned by Questar Gas but produced from reservoirs outside the location of pipelines owned by Questar Pipeline is generally sold to or exchanged with other companies. Gas owned by Questar Gas

                                       3
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(including related royalty gas) constituted 44 percent of Questar Gas's total gas supply in 2001 and is reflected in its rates at "cost-of-service" prices.

     Questar Gas is directly responsible for all gas acquisition activities. Questar Pipeline transports gas volumes purchased directly by Questar Gas and transports cost-of-service gas owned by Questar Gas and produced by Wexpro. Questar Gas takes delivery of gas from Questar Pipeline and an unaffiliated interstate pipeline at various points in Utah, Wyoming and Colorado. Questar Gas does not currently own any interstate transmission lines or gas manufacturing plants.

     3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

          (a) NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE) AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

     During the 2001 calendar year, Questar Gas sold 94,334 thousand decatherms ("Mdth") of natural gas, including 83,650 Mdth at retail (defined as residential and commercial customers), and transported 54,624 Mdth of natural gas. (Questar Gas generally reports volumes in decatherms ("Dth"); a Dth is equal to ten therms or one million Btu's. In Questar Gas's gas system, each thousand cubic feet ("Mcf") of natural gas contains approximately 1.051 Dth.) For purposes of this report, Questar Gas's "retail" customers are general service or residential and commercial customers. The 10,684 Mdth difference between the total sales number and the retail sales number includes sales to industrial customers that are not involved in resale transactions and sales of natural gas to refueling stations that are resold for natural gas vehicles. Questar Gas's total revenues for 2001 were $704,113,000, of which $654,422,000 were attributable to its operations in Utah, $26,178,000 were attributable to its operations in Wyoming, $121,000 were attributable to its operations in Colorado, and $1,163,000 were attributable to its operations in Idaho. (Questar Gas's total 2001 revenues

                                       4
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included $22,229,000 in addition to revenues from gas deliveries.) Questar Gas did not distribute any manufactured gas during such calendar year.

     Regulated Services did not sell any natural or manufactured gas.

          (b) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

     During the 2001 calendar year, Questar Gas distributed at retail 3,099 Mdth of natural gas outside the state of Utah, Questar Gas's state of incorporation.

     Regulated Services did not distribute at retail any natural or manufactured gas.

          (c) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

     During 2001, Questar Gas sold 479 Mdth of natural gas outside the state of Utah, or at the state line of such state, to industrial customers and to natural gas refueling stations. Questar Gas, during 2001, also transported 608 Mdth of natural gas outside Utah. Questar Gas did not sell at wholesale any manufactured gas during 2001.

     Regulated Services did not sell at wholesale any natural or manufactured gas.

          (d) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

During the 2001 calendar year, Questar Gas purchased 35,976 Mdth of natural gas or approximately 38 percent of its total gas supply outside the state of Utah or at the state line.

     Regulated Services did not purchase any gas volumes.

     4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

          (a) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

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     None. Regulated Services and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

          (b) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

     None. Regulated Services and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

          (c) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

     None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

          (d) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

     None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

          (e) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENTS(S).

     None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.


                                    EXHIBIT A

     A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

     The following exhibits are attached to and made a part of this filing:

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Exhibit A-1    Consolidating Statement of Income, Questar Regulated Services
               Company as of December 31, 2001.

Exhibit A-2    Consolidated Statement of Common Shareholder's Equity, Questar
               Regulated Services Company as of December 31, 2001.

Exhibit A-3    Consolidating Balance Sheet, Questar Regulated Services Company
               as of December 31, 2001.


                                    EXHIBIT B

     AN ORGANIZATION CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING-COMPANY SYSTEM.

     Not applicable. The Company does not have an interest in any exempt wholesale generator or foreign utility company.

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2002.


                                        QUESTAR REGULATED SERVICES COMPANY

Attest:


/s/ Connie C. Holbrook                  By /s/ D. N. Rose
--------------------------------           ------------------------------
Connie C. Holbrook                         D. N. Rose
Secretary                                  President and
                                           Chief Executive Officer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                               Connie C. Holbrook
                                    Secretary
                       Questar Regulated Services Company
                       180 East 100 South, P.O. Box 45360
                         Salt Lake City, Utah 84145-0360


                                       7
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Exhibit A-1
QUESTAR REGULATED SERVICES COMPANY
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001
(Unaudited)

                                 Consolidated
                                    Questar                   Total Before    Questar       Questar       Questar      Questar
                                   Regulated      Interco.      Interco.        Gas        Pipeline       Energy      Regulated
                                  Services Co.  Transactions  Transactions      Co.           Co.        Services    Services Co.
                                 -------------  ------------  ------------   ---------     ---------     ---------   ------------
                                                                          (In Thousands)
REVENUES
  From unaffiliated customers      $ 755,155                   $ 755,155     $ 701,150     $  49,402     $   4,603
  From affiliated companies            5,787     ($ 74,130)       79,917         2,963        75,491           968    $     495
                                   ---------     ---------     ---------     ---------     ---------     ---------    ---------
    TOTAL REVENUES                   760,942       (74,130)      835,072       704,113       124,893         5,571          495

OPERATING EXPENSES
  Cost of natural gas and other
    product sold                     427,884       (72,865)      500,749       498,545                       2,204
  Operating and maintenance          153,071        (1,265)      154,336       103,427        47,244         3,665
  Depreciation and amortization       50,650                      50,650        35,030        15,407           213
  Other taxes                         11,716                      11,716         8,729         2,920            67
                                   ---------     ---------     ---------     ---------     ---------     ---------    ---------
    TOTAL OPERATING EXPENSES         643,321       (74,130)      717,451       645,731        65,571         6,149
                                   ---------     ---------     ---------     ---------     ---------     ---------    ---------

    OPERATING INCOME (LOSS)          117,621                     117,621        58,382        59,322          (578)         495

INTEREST AND OTHER INCOME             16,482                      16,482         5,158         5,950         2,609        2,765

LOSS OF UNCONSOLIDATED
    AFFILIATES                        (1,106)                     (1,106)                     (1,106)

DEBT EXPENSE                         (41,257)                    (41,257)      (23,777)      (16,908)         (572)
                                   ---------     ---------     ---------     ---------     ---------     ---------    ---------

    INCOME BEFORE INCOME TAXES        91,740                      91,740        39,763        47,258         1,459        3,260

INCOME TAX EXPENSE                    33,295                      33,295        13,890        17,517           565        1,323
                                   ---------     ---------     ---------     ---------     ---------     ---------    ---------

    NET INCOME                     $  58,445                   $  58,445     $  25,873     $  29,741     $     894    $   1,937
                                   =========     =========     =========     =========     =========     =========    =========

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Exhibit A-2
QUESTAR REGULATED SERVICES COMPANY
STATEMENT OF COMMON SHAREHOLDER'S EQUITY
(Unaudited)

                                                                       Additional
                                                Common Stock            Paid-in         Retained
                                            Shares         Amount       Capital         Earnings
                                           --------       --------     ----------       --------
                                                           (Dollars In Thousands)
Balances at January 1, 1999 (1)                 100                      $400,735        25,310
  1999 net income                                                                        11,079
  Equity investment                                                        40,000
  Transfer of Questar Energy Services
    from Questar Market Resources to
    Questar Regulated Services                                                           (1,905)
  Common stock dividends                                                                (44,500)
                                           --------       --------      --------       --------
Balances at December 31, 1999                   100                      $440,735      ($10,016)
  2000 net income                                                                        54,332
  Equity investment                                                        62,000
  Common stock dividends                                                                (45,000)
                                           --------       --------      --------       --------
Balances at December 31, 2000                   100                      $502,735         ($684)
  2001 net income                                                                        58,445
  Equity investment                                                        40,000
  Common stock dividends                                                                (46,500)
                                           --------       --------      --------       --------
Balances at December 31, 2001                   100                       542,735        11,261
                                           ========       ========      ========       ========

(1) Questar Regulated Services Co. has 1 million shares of $.01 par value stock authorized and issued 100 shares November 22, 1996 to its parent company, Questar Corporation.

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Exhibit A-3
QUESTAR REGULATED SERVICES COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2001
(Unaudited)

                                           Questar
                                          Regulated        Interco.       Questar                      Questar         Questar
                                           Services        Trans-        Regulated      Questar       Pipeline         Energy
                                         Consolidated      actions      Services Co.     Gas Co.         Co.          Services
                                         ------------    -----------    -----------    -----------    -----------    -----------
                                                                               (In Thousands)
CURRENT ASSETS

  Cash and cash equivalents               $     4,823                   $      (262)   $     4,366    $       520    $       199
  Notes receivable from Questar
    Corporation                                 1,200                         1,200
  Accounts and notes receivable               123,296    $    (8,020)         8,951        107,886          9,681          4,798
  Inventories                                  29,549                            (1)        27,023          2,328            199
  Prepaid expenses and other                    2,214                           443          1,097            643             31
  Purchased gas adjustment                      8,296                                        8,296
                                          -----------    -----------    -----------    -----------    -----------    -----------
   TOTAL CURRENT ASSETS                       169,378         (8,020)        10,331        148,668         13,172          5,227

PROPERTY, PLANT AND EQUIPMENT               2,035,222                         7,481      1,144,455        881,248          2,038
  Less allowances for depreciation
    and amortization                          750,924                         3,668        489,583        256,755            918
                                          -----------    -----------    -----------    -----------    -----------    -----------
    NET PROPERTY, PLANT AND
      EQUIPMENT                             1,284,298                         3,813        654,872        624,493          1,120

INVESTMENT IN UNCONSOLIDATED
  AFFILIATES                                  121,099       (550,093)       550,093                       121,099
OTHER ASSETS                                   62,489                         4,337         29,941         19,109          9,102
                                          -----------    -----------    -----------    -----------    -----------    -----------
                                          $ 1,637,264    $  (558,113)   $   568,574    $   833,481    $   777,873    $    15,449
                                          ===========    ===========    ===========    ===========    ===========    ===========

CURRENT LIABILITIES

  Short-term loans                        $   100,000                                                 $   100,000
  Notes payable to Questar Corporation         97,700                                  $    66,600         18,300    $    12,800
  Accounts payable and accrued expenses       105,558    $    (8,020)   $    15,182         74,324         22,867          1,205
  Interest payable                              7,950                                        5,570          2,380
  Federal income taxes payable                  4,286                           355           (363)         4,152            142
  Other taxes payable                           8,246                            68          8,539           (424)            63
  Deferred income taxes - current               3,153                                        3,153
                                          -----------    -----------    -----------    -----------    -----------    -----------
    TOTAL CURRENT LIABILITIES                 326,893         (8,020)        15,605        157,823        147,275         14,210
LONG-TERM DEBT                                595,065                                      285,000        310,065
OTHER LIABILITIES                               5,468                           361            452          4,434            221
DEFERRED INVESTMENT TAX CREDITS                 4,966                                        4,960              6
DEFERRED INCOME TAXES                         150,876                        (1,388)        79,317         73,216           (269)

COMMON SHAREHOLDER'S EQUITY
  Common stock                                               (29,525)                       22,974          6,551
  Additional paid-in capital                  542,735       (265,910)       542,735        121,875        142,034          2,001
  Retained earnings (deficit)                  11,261       (254,658)        11,261        161,080         94,292           (714)
                                          -----------    -----------    -----------    -----------    -----------    -----------
    TOTAL COMMON SHAREHOLDER'S
       EQUITY                                 553,996       (550,093)       553,996        305,929        242,877          1,287
                                          -----------    -----------    -----------    -----------    -----------    -----------
                                          $ 1,637,264    $  (558,113)   $   568,574    $   833,481    $   777,873    $    15,449
                                          ===========    ===========    ===========    ===========    ===========    ===========
